JABEZ BIOSCIENCES, INC.

6393 Blackstone Dr.

Zionsville, IN 46077

December 20, 2024

Doris Stacey Gama

Joshua Gorsky

Christine Torney

Mary Mast

United States Securities and Exchange Commission

Office of Life Sciences

Washington, DC

Re:	Jabez Biosciences, Inc.

Offering Statement on Form 1-A

Filed September 21, 2024

File No. 024-12509

RE: Request for Qualification of Form 1-A, originally filed September 21, 2024 as amended by Form 1-AA on December 12, 2024.

Dear Mr. Gorsky and Mses. Gama, Torney and Mast,

Jabez Biosciences, Inc. hereby requests qualification of the above referenced Form 1-A (as amended by Form 1-A/A) on or before noon on December 23, 2024, or as soon as practical thereafter.

In making this request, the Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

/s/ Tamara Jovonovich
Tamara Jovonovich, President